Reply to the Attention of	Edie Hofmeister
Direct Line	775-448-5805
Direct Fax	775-562-2628
Email Address	ehofmeister@tahoeresourcesinc.com
Date	November 12, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	TAHOE RESOURCES INC. (the "Company")
Form 40-F for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
Commission Letter dated October 15, 2013
File No. 001-35531

Dear Ms. Jenkins:

We write in response to the letter (the "Comment Letter") dated October 15, 2013 of the Securities and Exchange Commission (the "Commission" or the "SEC") commenting on the Form 40-F (the "40-F”) for the Year Ended December 31, 2012 filed with the Commission by the Company on March 11, 2013, and the response letter of the Company dated September 26, 2013 (the “Initial Response Letter”) to the Commission’s initial comment letter dated August 28, 2013 (the “Initial Comment Letter”).

Below please find our item-by-item responses to the comments made in the Comment Letter. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. SEC Comments are in bold italics, followed by the Company’s response.

Form 40-F for the Fiscal Year ended December 31, 2012

General

Phone: 775.825.8574 | Fax: 775.825.8938
5190 Neil Road, Suite 460 | Reno Nevada 89502 USA

P a g e	| 2

1.

We note your response to comment one of our letter dated August 28, 2013, indicating your rationale to deduct by-product sales from your production cost of sales for purposes of certain non-GAAP measures such as “total cash cost” and “all-in sustaining cost”. Please note that by-product revenue can continue to be disclosed if you believe the information is useful, as long as you also present the following supplemental disclosures in any future presentation or filing, as appropriate:

  Also disclose cash costs without adjusting for by-product revenue;
  Clearly label the line item captions to indicate what they represent, e.g., cash costs net of by-product revenue, cash costs before by-product revenue;
  Explain why presenting a cost measure net of revenue is useful to management and to investors;
  Disclose the reasons why certain metals are considered by-products if the amount of by-product credits is material;
  If there are multiple by-products, provide a reconciliation of the dollar amount of by-product credit attributable to each metal. The sum of the individual by- product credit amounts should agree with the total amount deducted from cash costs. Also disclose the amount of by-product credits per ounce on an aggregate and individual by-product basis if per ounce amounts are presented in the cash costs reconciliation;
  Explain what the measure is intended to depict and that it does not portray GAAP.

Please supplementally provide us with your revised draft disclosure in your response.

Response:

The Company advises that it will ensure that any future disclosure of cash costs net of byproduct revenues will comply with the requirements above. The Company’s draft disclosure on the calculation of cash costs per ounce net of by-product revenues is presented in Schedule A to this letter.

Exhibit 99.1 Annual Information Form for the Year Ended December 31, 2012 General Development of our Business, Page 9 Development of our Business, Page 9

2.

We note your response to comment three of our letter dated August 28, 2013, indicating that you propose to disclose in future filings that you were in the exploration and evaluation stage with respect to the underground assets until April 2013 and you have been in the development stage of your operations with respect to surface assets since 2011. Please tell us how you can separate the Escobal Project surface and underground assets as it appears that they are linked. Also further explain to us the basis for your assertion that the surface assets have been in the development stage since 2011 since you have not established proven and probable reserves.

P a g e	| 3

Response:

In response to Staff’s comments, the Company advises that its statements as to being in the exploration and evaluation stage with respect to underground operations until April 2013 and in the development stage of operations with respect to surface assets from the fourth quarter of 2011 onwards were based on the different accounting treatment applied to these assets, as discussed below. These statements are consistent with the Company being in transition from the exploration stage to the development stage during this period. Prior to February 2011 and the issuance of its underground exploration permit for the Escobal Project, the Company believes it was in the exploration stage for the full Escobal Project. Similarly, following the issuance of the final exploitation permit for the Escobal Project in April 2013, the Company believes it is in the development stage with respect to the full Escobal Project and will be in this stage until commercial production is achieved. During the interim period, the Company was in a transition period and accounted for expenditures incurred differently in order to reflect the particular characteristics of the expenditures. During this period, as permitted under applicable Canadian securities laws, the Company referred to itself in its continuous disclosure filings as an “exploration and development” company in a non-accounting sense.

With respect to the underground operations, the Company commenced underground work at the Escobal Project in the first quarter of 2011, shortly following receipt of the underground exploration permit for the Escobal project on February 15, 2011. This underground exploration permit specifically authorized the Company to carry out exploration activities through its initial underground declines. The exploration work undertaken at this time was the development of exploration drifts into the Escobal project for the purpose of enabling the Company to further define and understand the Escobal ore body and to provide access to the Escobal ore body in the event that subsequent engineering and metallurgical studies indicated that development was warranted. The Company believes that its underground operations were in the exploration stage until April 2013 when the exploitation permit for the Escobal project was issued by the Guatemala Ministry of Energy and Mines (“MEM”). Accordingly, the Company expensed all expenditures attributable to underground operations until March 31, 2013 in accordance with IFRS 6 and its accounting policies. Starting April 1, 2013, the Company commenced capitalizing underground expenditures in accordance with the Company’s accounting policies. The Company further notes that its underground activities during the period from February 2011 to April 2013 were in the exploration stage by necessity as its permit was for exploration only during this period and did not extend to the exploitation activities required for development.

With respect to the surface assets, the Company believes that it entered the development stage with respect to the mill and ancillary facilities being constructed for the mine at the Escobal Project (the “Escobal CIP Assets”) in the fourth quarter of 2011 following the approval by the Guatemalan Environmental Ministry (“MARN”) of the Company’s environmental impact assessment for the full Escobal Project on October 21, 2011. At this point, the Company had determined that enough of the criteria had been met to ensure that the ore could be economically extracted and a reasonable person would expect it highly likely that the exploitation license would be granted. Accordingly, the Company’s board of directors approved the commencement of the construction of the plant for the Escobal Project and the required investment to complete this construction. The Company’s determination was based, in part, on management’s confidence at that time that development of the Escobal Project was technically feasible and commercially viable. The basis for management’s confidence as to technical feasibility and commercial viability is discussed later in this letter in the response to Staff’s Comment No. 3. With respect to the exploitation permit for the Escobal Project, the Company believed at that time that the exploitation permit would be issued in the first half of 2012 without any further substantive review based on (i) the issuance by MEM of the underground exploration permit, (ii) the acceptance by MARN of the environmental impact assessment, and (iii) management’s understanding of and extensive experience with the government approval process in Guatemala.

P a g e	| 4

The Company concluded that the expenditures incurred in connection with Escobal CIP Assets should appropriately be accounted for as assets under IAS 16 commencing in the fourth quarter of 2011. Accounting for these assets under IAS 16 has continued since that determination, as reflected in the Company’s financial statements for the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013. The factors considered in management’s determination to capitalize expenditures in connection with the Escobal CIP Assets are presented in the Company’s Initial Response Letter to the Commission in response to its Initial Comment Letter. In addition, the Company evaluated whether there were any indicators of impairment at the end of each financial reporting period during this period. As part of this evaluation, management considered the status of the exploitation permit process in order to make an assessment as to whether the Company should continue with the construction process for the surface assets. Consistent with the Company’s financial statements, the Company did not determine that any indicators of impairment with respect to the Escobal CIP Assets existed during this period.

In accounting for the Escobal CIP Assets under IAS 16, the Company determined that the Escobal CIP Assets would have economic value regardless of whether the Company ultimately received the exploitation permit for the Escobal Project. Management was of the view, based on its experience in constructing and operating mines that the individual components of the mine processing facility that comprised the Escobal CIP Assets would generally have marketable value in the event that the exploitation permit was not ultimately granted and development of the Escobal Project could not proceed. While the mine processing facility was custom-designed and configured for the Escobal Project, the key individual components that comprised the mine processing facility, including the ball mill, the crushing plant, the flotation cells and the filtration plants, were components that could be readily disassembled and redeployed in other mining or industrial projects. Accordingly, each component would have a tangible resale value after accounting for costs of disassembly, transportation and sale. The Company did not undertake a valuation of each of these key components on a resale basis given its view that no indicators of impairment existed which would require the valuation of each of these components on a resale basis.

P a g e	| 5

The Company’s determination that it was in the development stage with respect to the surface assets is consistent with its decision to capitalize the expenditures in connection with the Escobal CIP Assets under IAS 16. This determination is not inconsistent with the underground operations being in the exploration stage given the fact that the Escobal CIP Assets had economic value even in the event that the exploitation permit was not ultimately issued. In contrast, underground operational expenditures would not have economic value if the exploitation permit was not ultimately issued.

The Company believes that being concurrently in exploration and development stages is consistent with IFRS. The Company refers to the publication of Pricewaterhouse Coopers entitled “Financial Reporting in the Mining Industry – International Financial Reporting Standards – 6th Edition” dated November 2012 (http://www.pwc.com/gx/en/mining/publications/financial-reporting-in-the-mining-industry.jhtml) which states as follows with respect to distinguishing between the phases of mine development on page 13:

“The points at which one phase ends and another begins are important when accounting for the costs of each phase. The phases often overlap, and sometimes several phases may occur simultaneously. It is not always easy, therefore, to determine the cut-off points for costs between the various phases.”

Exhibit 99.2

Audited Financial Statements for the Fiscal Year Ended December 31, 2012 and 2011

Notes to Financial Statements

2. Significant Accounting Policies, Page 5

i) Mineral Property, Land, Plant and Equipment, Page 7

3.

We note your response to comment five of our letter dated August 28, 2013, indicating that the Escobal CIP assets are accounted for under IAS 16 primarily based on the fact that “…it is probable that future economic benefits associated with the assets will flow to the entity…” and that the Escobal Project is “…considered technically feasible and commercially viable…”. We further note that to-date you have only established resources. Further explain to us how you can assert that the Escobal mine is technically feasible and commercially viable without establishing proven and probable reserves through a bankable feasibility study.

Response:

P a g e	| 6

The Company was able to reach a determination that the Escobal Project was “technically feasible” and “commercially viable” in the absence of a “bankable feasibility study” based on the engineering reports and geological and costing information available to management at the time. Based on this information, as described more fully below, management completed an assessment of the Escobal CIP Assets and expenditures and concluded that it was probable that future economic benefits associated with the asset would flow to the Company. Accordingly, the Escobal CIP Assets are considered property, plant and equipment and are accounted for under IAS 16.

In providing this response, the Company notes that a “feasibility study” is a comprehensive technical and economic study that is used by a company to determine whether a proposed project is capable of being developed at a sufficient return to justify the capital and managerial resources that must be committed to the project. The definition of “feasibility study” under Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definition standards (“CIM Definition Standards”), which are incorporated into Canadian NI 43-101, is as follows:

“A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.”

The Company notes that the CIM Definition Standards do not include definitions of either “final feasibility study” or “bankable feasibility study”. The CIM Definition Standards do, however, provide a definition of “preliminary feasibility study”. For clarity, references in this letter to a “feasibility study” reflect the CIM Definition Standards, and not a “preliminary feasibility study” under CIM Definition Standards.

The technical and economic study will generally include the following elements:

  a technical analysis of the basic geology of the project,

  a mine plan for accessing and exploiting the ore body,

  a process flow sheet for processing the ore generated from mining,

  projections as to the capital cost of constructing the project,

  projections as to the cost of operating the project in accordance with the mine plan,

P a g e	| 7
  projections as to revenues from the concentrate or other mineral product to be generated from operations in accordance with the mine plan, and an economic analysis of the project based on the projected capital and operating costs and production revenues.

The Company understands that in order to be considered a feasibility study, the projected operating and capital costs included in the technical and economic study must be estimated to a level of accuracy that is considered to be within plus or minus 10 to 20% of the actual costs to be incurred. The Company further believes that there is no defined level of confidence of a feasibility study and that engineering firms within the mining industry may have differing views as to exactly what level of confidence is required.

As noted in the Company’s Initial Response Letter to the Commission’s Initial Comment Letter, the Company completed two independent engineering reports on the Escobal Project studying the technical and economic viability of the Escobal Project:

  the initial engineering report was the Company’s initial preliminary economic analysis dated November 29, 2010, which evaluated the economics of a 3,500 tonne per day mill at the Escobal Project (the “2010 PEA”), and the subsequent preliminary economic analysis dated May 7, 2012, which evaluated the economics of a 4,500 tonne per day mill at the Escobal Project (the “2012 PEA”).

The 2010 PEA and the 2012 PEA were each prepared by M3 Engineering & Technology Corporation as an independent “qualified person” within the meaning of NI 43-101.

In order to understand the basis for management’s confidence in both the technical feasibility and the commercial viability of the Escobal Project, the Company provides the following overview of the components of the engineering reports that comprised the 2010 PEA and the 2012 PEA:

Geological Resources

Each of the 2010 PEA and the 2012 PEA were based on “indicated resources” and “inferred resources” established in accordance with NI 43-101, as summarized below. The Company notes the following regarding these resources:

  the estimates as to resources were prepared by Mine Development Associates, an independent “qualified person” under NI 43-101,

  the increase in overall resources between the 2010 PEA and the 2012 PEA reflected the increased geological data available to the Company as a result of the completion of additional drilling by the Company at the Escobal Project. Specifically, the resource estimate in the 2010 PEA was based on 220 diamond drill holes, while the resource estimate in the 2012 PEA was based on 350 diamond drill holes.

P a g e	| 8
  the increased number of drill holes between the 2010 PEA and the 2012 PEA resulted in the proportionate increase in the ratio of “indicated resources” to “inferred resources”, with the “inferred resources” accounting for approximately 9.3% of total resources on a contained ounce basis.

  the geological confidence associated with “indicated resources” is sufficient to establish “probable reserves” in the event these resources are incorporated into a feasibility study, as defined under CIM Standard Definitions.

Based on these factors, the Company submits that the level of confidence of the geological information associated with the “indicated resources” incorporated under the 2010 PEA and the 2012 PEA were equivalent to the level of confidence in geological information that would be sufficient to establish probable reserves had this geological information been incorporated into an engineering report that qualified as a feasibility study.

Mine Plan and Process Flowsheet

Each of the 2010 PEA and the 2012 PEA incorporated a mine plan under which the Escobal deposit would be accessed through two main portals. The mine plan for the 2010 PEA and the 2012 PEA differ only in the timing of development and a slightly larger equipment fleet for the 4,500 tonne per day project. The mine plan under the 2010 PEA contemplated the delivery of a total of 22.7 million tonnes at 415 g/t silver, 0.47 g/t gold, 0.72% lead, and 1.23% zinc to the mill for processing. The mine plan under the 2012 PEA contemplated the delivery of a total of 29.8 million tonnes at average grades of 383 g/t silver, 0.38 g/t gold, 0.62% lead, and 1.10% zinc to the mill for processing.

Each of the 2010 PEA and the 2012 PEA included a process flowsheet for the production of gold, silver, lead and zinc concentrates using mineral flotation technology. The mill at the Escobal Project has been designed and built based on this process flowsheet.

The mine plan and process flow sheet incorporated into each of the 2010 PEA and the 2012 PEA were supported by feasibility study-level metallurgical testing. Initial metallurgical testing was completed by McClelland Laboratories of Sparks, Nevada in 2009. In June 2010, the Company contracted with FLSmidth Dawson Metallurgical Laboratories of Salt Lake City, Utah to conduct metallurgical testing on drill cores representative of mineralization from the Escobal project in order to determine process design criteria for crushing, grinding and flotation for the Escobal deposit. The metallurgical test programs showed that good recoveries of gold, silver, lead and zinc and acceptable reagent consumptions can be obtained by using conventional lead zinc differential flotation process. These metallurgical recoveries were subsequently confirmed by the pilot plant test in early 2013, as discussed in the Initial Response Letter.

P a g e	| 9

The Company believes that the mine plan and process flow sheet were of sufficient detail and accuracy to support a feasibility study. Further, the Company has constructed the mill at the Escobal Project and is carrying out underground development activities in accordance with the mine plan and process flow sheet in the 2012 PEA. Accordingly, this mine plan and process flow sheet for the mill will be reflected in the feasibility study planned for 2014.

Capital and Operating Costs

The capital and operating costs for the Escobal Project included in the 2012 PEA were based on engineering studies and actual quotes obtained by the Company. The Company believes that these projected costs were of a level of detail and accuracy appropriate for inclusion in a feasibility study. Consistent with this belief, M3 Associates noted in each of the 2010 PEA and the 2012 PEA that the process plant cost estimates and underground mine cost estimates contained in the 2010 PEA and the 2012 PEA were more detailed than estimates that are typically contained in preliminary economic assessments. The Company further confirms that the actual costs incurred to date in completing the construction of the mill at the Escobal Project are consistent with the costs projected in the 2010 PEA and the 2012 PEA. This correlation between projected and actual construction costs supports the Company’s position that the capital costs in the 2010 PEA and the 2012 PEA were of a level of detail and accuracy appropriate for inclusion in a feasibility study.

Economic Analysis

Each of the 2010 PEA and 2012 PEA confirmed positive economic results consistent with a “positive” or “bankable” feasibility study had the engineering report been considered a feasibility study, as detailed in the 2010 PEA and the 2012 PEA.

Summary

The Company acknowledges that neither of the 2010 PEA and the 2012 PEA can be treated as a feasibility study and neither was relied upon by management as being equivalent to a feasibility study. However, the information regarding the technical feasibility and commercial viability of the Escobal Project that management had available to it by the fourth quarter of 2011, including the information that was incorporated into the 2010 PEA and the 2012 PEA as outlined above, was equivalent to the information that management would have had if management had obtained a final or bankable feasibility study in advance of the determination to proceed with construction of the Escobal Project. Accordingly, the Company believes that management’s confidence in the technical feasibility and commercial viability of the Escobal Project was reasonable and appropriate at the time such determinations were made.

The Company further notes that the following factors should be considered in understanding management’s determinations:

P a g e	| 10
  it is not a requirement under IAS 16 that the Company establish reserves under either 43- 101 or SEC Guide 7 in order to reach a determination that economic recovery from the project is probable. With respect to NI 43-101, this Canadian national instrument is focused on disclosure of scientific and technical information relating to material mining properties and does not prescribe how or when a Canadian issuer can capitalize assets under IAS 16. Given that IAS 16 and NI 43-101 are not directly linked, the Company respectfully submits that its determination to capitalize the Escobal CIP Assets it is not inconsistent with either IAS 16 or NI 43-101. Further, as a Canadian MJDS issuer, the Company is not subject to SEC Guide 7 and likewise is not prohibited from capitalizing construction assets in the absence of a bankable feasibility study, as the Company understands would be the case for a domestic U.S. issuer whose common stock is registered under the Exchange Act;

  neither the 2010 PEA nor the 2012 PEA could be considered a “feasibility study” under Canadian securities laws as NI 43-101 prohibits the inclusion of “inferred resources” in a feasibility study. The Company could have addressed this issue by reclassifying the “inferred resources” that were included in the 2010 PEA and the 2012 PEA as “dilution”. However, this reclassification would have had a minor impact on the economics of the Escobal Project as summarized in the 2012 PEA as the “inferred resources” included in the 2012 PEA were less than 10% of the aggregate contained silver; and

  the Company is not required under Canadian securities laws to obtain a feasibility study in advance of making a decision to proceed with the construction of a mine. Canadian securities regulators do, however, require that a Company include increased risk factor disclosure when a construction decision is made in the absence of a feasibility study to disclose that there are increased risks associated with construction of a mining project without a feasibility study. The Company has included this risk factor disclosure in its Canadian continuous disclosure filings. The Company again refers to the publication of Pricewaterhouse Coopers entitled “Financial Reporting in the Mining Industry – International Financial Reporting Standards – 6th Edition” dated November 2012 (http://www.pwc.com/gx/en/mining/publications/financial-reporting-in-the-mining- industry.jhtml) which states the following (emphasis added):

  “A feasibility study (sometimes known as a “bankable”, “definitive” or “final” study as noted in Section 1.2.2) may be needed before the entity can demonstrate that future economic benefits are probable. Some mining entities have adopted a policy under which all expenditure on individual exploration and evaluation projects is expensed until a final feasibility study has been completed.

  There are many situations where a final feasibility study is not required to demonstrate economic feasibility; the entity may, in these situations, capitalize all (of some) of the costs incurred in compiling the final study. Many Codes in use around the world do not require the preparation of a final feasibility study before resources can be designated as proven and probable reserves.”

P a g e	| 11

Exhibit 99.3 Management Discussion and Analysis for Year Ended December 31, 2012

Operations, Page 4

Project Status and Timeline, Page 8

4.

We note your response to comment six of our letter dated August 28, 2013, indicating that you may be able to achieve commercial production in advance of the feasibility study being completed. We understand that a bankable feasibility study (BFS) establishes technical feasibility and commercial viability of extract in the mineral resources while a pre- feasibility study (PFA) is a scoping study that indicates that commercial viability is possible. Tell us the nature of the feasibility study you plan to obtain and whether this study relates to a BFS or a final P[F]A.

Response:

The feasibility study that the Company plans to complete by 2014 will be an engineering report prepared by an independent engineering firm that will:

  evaluate the initial construction and commissioning of the Escobal Project, and provide an estimate of reserves, as determined in accordance with NI 43-101 definitions.

The Company advises that the engineering report will be considered a feasibility study under CIM Definition Standards and NI 43-101 definitions given that (i) construction costs for the existing facilities will be based on actual construction costs, as opposed to estimates, (ii) sustaining capital cost estimates will be within plus/ minus 20%, (iii) operating cost estimates will be within plus/ minus 20% and will reflect actual initial operating costs, and (iv) the study will be based on geological resources that are classified either as “measured resources” or “indicated resources” under NI 43-101. Given the level of detail and accuracy of the cost estimates, the level of geological confidence in the resources and the completion of the initial construction, the feasibility study will be neither a “preliminary economic assessment”/“scoping study” nor a “preliminary feasibility study”. The Company anticipates that the level of detail and accuracy with respect to cost estimates and the level of geological confidence in resources will be sufficient to support the establishment reserves for the Escobal Project under NI 43-101.

The Company notes the following with respect to the feasibility study:

  as required by NI 43-101, the Company must include in the feasibility study all available material scientific and technical information regarding the Escobal Project. Given that the Company has drilled in excess of 100 drill holes since the completion of the 2012 PEA, the feasibility study must incorporate all scientific and technical data derived from this drilling. This requirement will necessitate a substantial update to the geological information included in the 2012 PEA with an independent review by Mine Development Associates as the Company’s independent “qualified person”, and

P a g e	| 12
  as further required by NI 43-101, the feasibility study must be prepared by an independent “qualified person” given that the Company is not yet a “producing issuer” under NI 43-101.

Given the requirements that a feasibility must include all current scientific and technical information and be prepared by an independent “qualified person”, the timeframe for completion of the feasibility study is anticipated to be in the third or fourth quarter of 2014 given the availability of the Company’s engineering consultants and the process required to review and analyze all available data.

If you have any further questions or comments respecting any subject in this letter, please let us know.

Sincerely,

/s/Edie Hofmeister
Vice-President and General Counsel

Enclosures

P a g e	| 13

SCHEDULE A

Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures. “Total cost” and “total cash cost” were divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under IFRS and should not be considered in isolation. The Company’s primary business is silver production with other metal (gold, lead and zinc), produced simultaneously in the mining process. The value of these metals represents less than 15% of the Company’s projected revenue and is considered by-products. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from gold, lead and zinc sales which are incidental to producing silver. The Company believes that, in addition to conventional GAAP measures, certain investors may use this information to evaluate the Company’s performance and ability to generate cash flow as well as a meaningful basis to compare results to those of other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Total Cash Cost per Ounce Net of By-Product Revenues

		Per Silver
($1,000's except for per ounce data)	Yrs 1-10 Avg	Ounce
Total Cost	$195,452	$9.87
Less: Depreciation	(43,653)
Non-cash reclamation	(236)
Total Cash Cost (before deduction of by-product revenue)	151,563	$7.66
Less: by-product revenue	(55,319)	(2.79)
Total Cash Cost (net of by-product revenue)	$96,244	$4.87
Silver ounces contained in concentrate (000's):	19,808

a)	“Total Cost per ounce” includes costs of sales, treatment and refining charges, DD&A, royalties and reclamation closure costs, divided by silver ounces contained in concentrate.

b)	“Total Cash Cost per ounce” is calculated as “Total Cost”, less DD&A , reclamation closure costs, divided by silver ounces contained in concentrates.

c)	Based on $25.00 per ounce silver; $1,300.00 per ounce gold; $0.95 per pound lead; $0.90 per pound zinc.

P a g e	| 14

d)	By-products credits are reflected in the following table:

		Total	Revenue per
		Revenue	Oz Silver
Metal	Quantity	($1,000’s)
Gold	12,739 oz.	$16,560	$0.84
Lead	7,609 tonnes	15,936	0.80
Zinc	11,502 tonnes	22,821	1.15
		$55,317	$2.79